Exhibit 99.1

Press Release

Sify Technologies concludes sale of entire stake

in MF Global India

India, Chennai, August 02, 2012: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and ICT Services in India, today announced the conclusion of the sale of their entire stake in MF Global Sify Securities India Pvt Ltd as reported earlier in March 2012.

Necessary Regulatory and statutory ‘no objection approvals’ for change in control have been received. The aggregate amount received by Sify against the aforementioned stake and the rights therein is Rs.139 crores (USD 25 million) in cash.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 851 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

Sify Software develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2011, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com